SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Capital Senior Living Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

140475104

(CUSIP Number)

Shmuel Lieberman
c/o GF Investments
810 Seventh Avenue
28th Floor,
New York, NY 10019
(212) 259-0300

with a copy to:

Alan J. Sinsheimer

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140475104	13D	Page 2 of 15 Pages

1.	NAMES OF REPORTING PERSONS Seymour Pluchenik
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 378, 912(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 378, 912(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378, 912
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.30%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

[1]

Represents 16,917 shares of common stock, $0.01 par value (“Common Stock”), of Capital Senior Living Corporation, a Delaware corporation (the “Issuer”) owned by PF Investors, LLC (“PF Investors”) and 361,995 shares of Common Stock owned by Silk Partners, LP (“Silk”).

[2]	This calculation is based on 2,190,599 shares of Common Stock outstanding as of August 10, 2021, as reported on the Form 10-Q filed by the Issuer on August 13, 2021.

CUSIP No. 140475104	13D	Page 3 of 15 Pages

1.	NAMES OF REPORTING PERSONS Sam Levinson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 361,995(3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 361,995(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 361,995
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.52%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

[3]	Represents 361,995 shares of Common Stock, owned by Silk.

CUSIP No. 140475104	13D	Page 4 of 15 Pages

1.	NAMES OF REPORTING PERSONS Simon Glick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 361,995(3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 361,995(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 361,995
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.52%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 140475104	13D	Page 5 of 15 Pages

1.	NAMES OF REPORTING PERSONS Silk Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 361,995(3)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 361,995(3)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 361,995
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.52%(2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 140475104	13D	Page 6 of 15 Pages

1.	NAMES OF REPORTING PERSONS Siget, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 361,995(3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 361,995(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 361,995
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.52%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 140475104	13D	Page 7 of 15 Pages

1.	NAMES OF REPORTING PERSONS Siget NY Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 361,995(3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 361,995(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 361,995
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.52%(2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 140475104	13D	Page 8 of 15 Pages

1.	NAMES OF REPORTING PERSONS 1271 Associates, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 361,995(3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 361,995(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 361,995
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.52%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 140475104	13D	Page 9 of 15 Pages

1.	NAMES OF REPORTING PERSONS PF Investors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 16,917(4)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 16,917(4)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,917
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.77% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

[4]	Represents 16,917 shares of Common Stock owned by PF Investors.

CUSIP No. 140475104	13D	Page 10 of 15 Pages

This Amendment No. 6 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Sam Levinson, Silk Partners, LP, Siget NY Partners, L.P, 1271 Associates, LLC, Seymour Pluchenik, Siget, LLC, Simon Glick and PF Investors, LLC (the “Reporting Persons”) on September 10, 2018, as amended by Amendment No. 1 to Schedule 13D filed on October 9, 2018, Amendment No. 2 to Schedule 13D filed on June 5, 2019, Amendment No. 3 to Schedule 13D filed on July 1, 2019, Amendment No. 4 to Schedule 13D filed on August 17, 2021 and Amendment No. 5 to Schedule 13D filed on September 13, 2021 (the “Schedule 13D”), relating to the beneficial ownership of Common Stock of the Issuer. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 1.  Security and Issuer.

No changes.

Item 2.  Identity and Background.

No changes.

CUSIP No. 140475104	13D	Page 11 of 15 Pages

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The aggregate purchase price for the shares of Common Stock beneficially owned by the Reporting Persons (the “Subject Shares”) was $40,967,804.99. Silk and PF Investors used a portion of their working capital to fund those purchases.

 Item 4.  Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the shares of Common Stock in the belief that those shares are undervalued.

Subject to regulatory restrictions, market conditions and other factors, the Reporting Persons may purchase additional securities of the Issuer, maintain their present ownership of securities of the Issuer or sell some or all of the securities of the Issuer they beneficially own. The Reporting Persons may modify their plans depending on the Reporting Persons’ evaluation of various factors, including their views on the investment potential of the Common Stock, the Issuer’s business prospects and financial position, other developments concerning the Issuer, opportunities that may be available to the Issuer, the price level and availability of the Common Stock, available opportunities to acquire or dispose of the Common Stock, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities and other factors deemed relevant by the Reporting Persons.

See Item 6 for information about the relationship between the Reporting Persons and, on the one hand, Arbiter Partners QP, LP, a Delaware limited partnership ("Arbiter"), and on the other hand, Conversant Dallas Parkway (A) LP, a Delaware limited partnership ("Investor A") and Conversant Dallas Parkway (B) LP, a Delaware limited partnership (together with Investor A, the "Conversant Investors").

In connection with the activities described above, the Reporting Persons intend to communicate with, and express their views to, the board of directors and management of the Issuer and may communicate with, and express their views to, other persons regarding the Issuer, including, without limitation, other stockholders of the Issuer and potential strategic or financing partners.

Except as described in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

This Schedule 13D is not a solicitation and the Reporting Persons are not hereby soliciting, and do not intend to solicit, any stockholder to vote, withhold a vote, grant a proxy with regard to, or in any other way take any action with regard to the matters to be voted upon at the Special Meeting of the Issuer on October 22, 2021 and will not accept any proxies in connection with the same.

Item 5.  Interest in Securities of the Issuer.

Except as specifically set forth below, no changes.

Item 5(a) is hereby amended and restated in its entirety as follows:

(a)

Messrs. Levinson and Glick, Silk, Siget, Siget NY and 1271 Associates may be deemed to beneficially own 361,995 shares of Common Stock, or approximately 16.52% of the outstanding shares of Common Stock. Mr. Pluchenik may be deemed to beneficially own 378,912 shares of Common Stock, or approximately 17.30% of the outstanding shares of Common Stock. PF Investors may be deemed to beneficially own 16,917 shares of Common Stock, or approximately 0.77% of the outstanding shares of Common Stock. The foregoing percentage calculations are based on 2,190,599 shares of Common Stock outstanding, as reported as of August 10, 2021 on the Form 10-Q filed by the Issuer on August 13, 2021.

See Item 6 for information about shares of Common Stock beneficially owned by Arbiter (the "Arbiter Shares") and shares of Common Stock beneficially owned by the Conversant Investors (the "Conversant Shares"). The Reporting Persons expressly disclaim beneficial ownership of, and thus the Subject Shares reported herein do not include, any shares beneficially owned by Arbiter or the Conversant Investors other than the 378,912 shares reported on the cover pages above.

Item 5(c) is supplemented as follows:

(c)	The transactions in shares of Common Stock effected by the Reporting Persons in the last sixty days are set forth on Schedule 1 attached hereto, all of which were effected in open market purchases on the New York Stock Exchange through various brokerage entities.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 1, 2021, Silk and Arbiter entered into a Backstop and Participation Agreement with the Issuer pursuant to which Silk and Arbiter have both agreed to exercise a certain number of rights issued to such parties in the Issuer's contemplated rights offering.

On October 1, 2021, Silk and the Conversant Investors entered into a Voting and Support Agreement pursuant to which Silk agreed to vote 333,036 shares in favor of the proposals required to approve the rights offering at any meeting of the Issuer's stockholders that occurs on or before November 30, 2021. Silk also agreed not to transfer such shares until November 30, 2021 or the earlier termination of the Voting Agreement.

Pursuant to the Voting and Support Agreement, Silk and the Conversant Investors agreed to entered into an Investor Rights Agreement with the Issuer at the closing of the Issuer's contemplated rights offering pursuant to which the parties have agreed to grant certain rights to Silk and the Conversant Investors to nominate directors to the Issuer's board of directors so long as such parties (and their affiliates and permitted transferees) beneficially own certain percentages of the issued and outstanding Common Stock.

Arbiter is filing a separate Schedule 13D reporting beneficial ownership of the Arbiter Shares. To the Reporting Persons' knowledge, the Conversant Investors did not beneficially own any shares of Common Stock as of the date of the aforementioned agreements. As a result of the aforementioned agreements and the relationship the Reporting Persons have with Arbiter and the Conversant Investors, the Reporting Persons may be deemed to have beneficial ownership (within the meaning of Section 13(d) of the Act) of the Arbiter Shares and the Conversant Shares, but the Reporting Persons expressly disclaim beneficial ownership of those shares. The Reporting Persons are responsible for the completeness and accuracy of information concerning the Reporting Persons contained herein, but are not responsible for the completeness and accuracy of the information concerning Arbiter contained herein or on the Schedule 13D relating to the Arbiter Shares or any information concerning the Conversant Investors contained herein or in any filings made by the Conversant Investors relating to the Conversant Shares.

The foregoing summaries of the Backstop and Participation Agreement, Voting and Support Agreement and the Investor Rights Agreement are qualified in their entireties by the full text of such Backstop and Participation Agreement and Voting and Support Agreement, copies of which are filed as Exhibits 2, 3 and 4 to this Amendment, respectively, and are incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Item 7 is amended and restated by adding the following:

Rights Offering Backstop and Voting Agreement, dated October 1, 2021, by and among the Issuer, Silk and Arbiter (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on October 1, 2021).

Voting and Support Agreement, dated October 1, 2021, by and among the Conversant Investors and Silk.

Form of Investor Rights Agreement, by and among the Issuer, Silk and the Conversant Investors (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on October 1, 2021).

CUSIP No. 140475104	13D	Page 12 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2021

SAM LEVINSON

/s/ Sam Levinson

SIMON GLICK

/s/ Simon Glick

SEYMOUR PLUCHENIK

/s/ Seymour Pluchenik

SILK PARTNERS, LP

By	Siget, LLC, a Delaware limited liability company and general partner of Silk Partners, LP

By	/s/ Seymour Pluchenik
Name: Seymour Pluchenik Title: Managing Member

SIGET, LLC

By	/s/ Seymour Pluchenik
Name: Seymour Pluchenik Title: Managing Member

CUSIP No. 140475104	13D	Page 13 of 15 Pages

SIGET NY PARTNERS, L.P.

By	1271 ASSOCIATES, LLC, a Delaware limited liability company and general partner of Siget NY Partners, L.P.

By	/s/ Seymour Pluchenik
Name: Seymour Pluchenik Title: Managing Member

1271 ASSOCIATES, LLC

By	/s/ Seymour Pluchenik
Name: Seymour Pluchenik Title: Managing Member

PF INVESTORS, LLC

By	/s/ Seymour Pluchenik
Name: Seymour Pluchenik Title: Manager

CUSIP No. 140475104	13D	Page 14 of 15 Pages

SCHEDULE 1

Transactions of the Reporting Persons Effected in the last Sixty Days

Trade Date	Security	Number of Shares Bought / (Sold)	Price per Share ($)
09/13/2021	Common Shares	5,000	$29.93(1)

(1) Reflects weighted average sale price. Actual sale prices ranged from $29.395 to $30.00. The reporting person undertakes to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares purchased or sold at each separate price.

CUSIP No. 140475104	13D	Page 15 of 15 Pages

INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of September 7, 2018, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on September 10, 2018).

Exhibit 2

Rights Offering Backstop and Voting Agreement, dated October 1, 2021, by and among the Issuer, Silk and Arbiter (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on October 1, 2021).

Exhibit 3	Voting and Support Agreement, dated October 1, 2021, by and among the Conversant Investors and Silk.

Exhibit 4

Form of Investor Rights Agreement, by and among the Issuer, Silk and the Conversant Investors (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on October 1, 2021).